UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182
Buenos Aires C1106ACY
Tel: 54 11 5222 6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Extension of filing deadline of Annual Report on Form 20-F

Banco Macro S.A. (the “Bank”) is relying on the Securities and Exchange Commission’s Order, dated March 25, 2020 (Release No. 34-88465), under Section 36 of the Securities Exchange Act of 1934, to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to the COVID-19 pandemic. Particularly, on March 12, 2020, the Argentine government declared a health emergency to manage the crisis caused by COVID-19. On March 19, the Argentine government issued a stay-at-home order, which has applied from March 20, 2020 and most recently extended through May 10, 2020. Consequently, access to the Bank’s facilities has been restricted resulting in limited support from its staff and professional advisors. Additionally, management has been focused on dealing with the situation resulting from the COVID-19 pandemic and related operational issues. This has, in turn, delayed the Bank’s ability to prepare the Annual Report. Notwithstanding the foregoing, the Bank expects to file the Annual Report no later than June 14, 2020, which is 45 days from the Annual Report’s original filing deadline of April 30, 2020.

COVID-19 is affecting the Argentine economy and could have an adverse effect on the Bank’s business, financial condition and results of operations.

In December 2019, COVID-19 was reported in Wuhan, China, and the World Health Organization declared COVID-19 a pandemic on March 11, 2020. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government has issued a stay-at-home order from March 20, 2020, restricting the free circulation in public areas and ordering most businesses to close, with certain exemptions. In Argentina, around 4,000 confirmed cases had been reported by late April and the stay-at-home order has been extended several times, most recently through May 10, 2020.

The COVID-19 pandemic is adversely impacting the Argentine economy and our business. For example, the pandemic has already had several adverse consequences, including a negative impact on the population’s health and safety, disruption of supply chains, falls in production and demand, deterioration in the valuation of financial assets and investments, exchange rate volatility, increased volatility in the financial markets, closure of facilities, interruption of operations and a likely increase of impaired loans in the future.

In order to assuage the adverse effect of the COVID-19 pandemic on the Argentine economy, the Argentine government has taken certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures include: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs in connection with COVID-19. Moreover, banks may not distribute dividends until at least June 30, 2020 or carry out wrongful dismissals until at least May 30, 2020. Although such measures could help attenuate the impact of the pandemic on the Argentine economy overall, they may have a negative impact on our business, financial condition and results of operations.

The long-term effects of epidemics and other public health crises, such as COVID-19, on the economy and our business, financial condition and results of operations are difficult to assess or predict. For example, risks that we face arising from the pandemic include: a possible significant increase in loan defaults and credit losses, higher risk of impairment of our assets, a decrease in our business activity, such as new retail lending, an increase in cybersecurity risks given greater use of computer networks outside the corporate environment, and negative impacts on the business and operations of third-party service providers who perform critical services for us. Furthermore, certain industries that have been particularly affected by the pandemic, such as hospitality, tourism and travel, could remain distressed for an extended period, which would in turn increase their defaults and reduce the related banking activity.

As a result of the above, the COVID-19 pandemic could adversely affect us. The extent of the impact of the pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the measures taken or to be taken by the Argentine government and Central Bank, and the related impact on our customers, employees, vendors and us, all of which remain uncertain.

Cautionary statement concerning forward-looking statements

This report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, the expected effects of COVID-19, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. Forward-looking statements speak only as of the date they were made, and we will not, and disclaim any obligation to update publicly or to revise any forward-looking statements after we distribute this report because of new information, future events or other factors.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRO BANK INC.

Date: April 29, 2020	By:	/s/ Jorge Francisco Scarinci
	Name:	Jorge Francisco Scarinci
	Title:	Chief Financial Officer